December 19, 2025

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Megan Masterson

Kathleen Collins

Re:	Viant Technology Inc.

Form 10-K for Fiscal Year Ended December 31, 2024

File No. 001-40015

To the addressees set forth above:

Pursuant to our telephone correspondence with Ms. Collins on December 18, 2025, we are transmitting this letter to acknowledge receipt of comments by Viant Technology Inc. (the “Company”), from the staff of the Securities and Exchange Commission by letter dated December 8, 2025 with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (the “Comments”), and to hereby request an extension of the period of time in which the Company has to respond to the Comments. The Company expects to respond to the Comments on or before January 9, 2026 and requests an extension to such date.

If you have any questions, please do not hesitate to contact me by email at thook@viantinc.com or to contact the Company’s Chief Financial Officer, Larry Madden, by email at lmadden@viantinc.com or by phone at 646-379-0739.

Sincerely,

Viant Technology Inc.

By:	/s/ Tim Vanderhook
Name:	Tim Vanderhook
Title:	Chief Executive Officer

cc: (via email)

Ritesh Patel (Viant Technology Inc.)

Jenna Cooper (Latham & Watkins LLP)